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                                                                   EXHIBIT 99.1


                                 [CHOSEN LOGO]

                                 PRESS RELEASE

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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE                  INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone           15477 Ventura Boulevard
Tangquan, Huizhou City                         Suite 202
Guangdong, PRC                                 Los Angeles, CA 91403

Contact:     Keneath Chen                      Contact:     Haris Tajyar
             Corporate Finance Dept.                        Managing Partner
             (011) 86-752-2820268                           (818) 981-5300
             qxxiao@pub.huizhou.gd.cn                       htajyar@irintl.com
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FOR IMMEDIATE RELEASE
MAY 22, 2002

                      QIAO XING ANNOUNCES NEW $8.4 MILLION
                          ORDER FOR Q200 MOBILE PHONES

               COMPANY ON-TRACK FOR RECORD QUARTER AND FISCAL YEAR

GUANGDONG, CHINA AND LOS ANGELES, CALIFORNIA - May 22, 2002 - Qiao Xing Universal Telephone (NASDAQ/NMS: XING), the second largest telephone manufacturer in China, today announced it has received an order for 50,000 sets of its recently introduced Q200 mobile phones from Calilee Telecom (Huizhou) Co. Ltd. The order is valued at $8.4 million and will be recognized in the current quarter.

Calilee Telecom (Huizhou) Co. Ltd. wholly-owns 800 retail stores and 3,680 cooperative chain stores nationwide, making it one of the largest telecommunications sales companies in China. In 2001, its total sales of various mobile phones exceeded four million sets, valued at approximately US$700 million. Calilee currently represents approximately 7% of China's market share for retail sales of mobile phones.

The Q200 is the world's first folding dual-displayed mobile phone with an FM radio, and Qiao Xing has competitively priced it to become the mobile phone of choice in the Chinese marketplace. Shenzhen SED Trade Development Co., Ltd. and two other customers placed an order for 50,000 of the phones, worth $8.4 million, earlier in the quarter.

Mr. Rui Lin Wu, Chairman of Qiao Xing Universal, said, "We are very pleased with the continued demand for our Q200 mobile phones, which including this new order, have generated US$17 million in revenue for the current quarter. With its higher gross profit margin and continued new demand, we are confident that the Q200 mobile phone will add to our profitability this year."


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Qiao Xing Universal Telephone
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To be added to Qiao Xing's investor e-mail and fax lists, please contact Haris
Tajyar of Investor Relations International at htajyar@irintl.com.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive, with 1,350 retail store locations throughout China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

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